Exhibit 99.4

SOLERA-VISTA ACQUISITION ANNOUNCEMENT

10 FREQUENTLY ASKED QUESTIONS

Q:	Please tell me more about the acquisition of Solera.

A:	On September 13, 2015, Solera announced that a group of private equity investors, led by Vista Equity Partners, Koch Industries and Goldman Sachs, have entered into an agreement to acquire Solera. The closing of this transaction is subject to customary closing conditions, including the approval of Solera stockholders and required regulatory approvals. We expect to complete the acquisition by no later than the first calendar quarter of 2016.

Q:	Who are Vista Equity Partners, Koch Industries and Goldman Sachs?

A:	Vista, Koch and Goldman are among the largest and most prestigious investment companies in the world.

-	Vista Equity Partners is a leading private equity firm focused on investing in software and technology businesses. Vista has over $14 billion in cumulative capital commitments since its inception in 2000.

-	Koch Industries is the second largest privately held company in the United States, with annual revenue of $115 billion. Koch owns companies such as Georgia-Pacific, as well as leading international oil refining, petroleum, energy and technology companies.

-	Goldman Sachs is one of the premier investment banking firms in the world. The firm provides mergers and acquisition advice, underwriting services, and asset management to clients that include corporations, governments and individuals. Goldman also engages in making private equity investments.

Q:	How much of Solera will these investors acquire?

A:	Under the agreement, the investors will acquire 100% of the outstanding shares of common stock of Solera. They will also assume all of Solera’s outstanding debt.

Q:	At what price are these investors acquiring Solera?

A:	The investors will be acquiring all Solera outstanding common stock for $55.85 per share in cash, which represents an unaffected premium of 53% over Solera’s closing stock price of $36.39 on August 3, 2015. This price values the acquisition at approximately $6.5 billion dollars, including the net value of all outstanding debt.

Q:	What impact will the acquisition have on Solera?

A:	Upon the successful completion of the acquisition, Solera will once again become a privately held company. Solera’s common stock will no longer be traded on the New York Stock Exchange, as the company will be entirely owned by a group of private investment firms.

Q:	Why has Solera decided to become a private company once again?

A:	As we enter the next phase of our global expansion, becoming a private company will provide us with more operating freedom and flexibility than we have had as a public company. We believe these benefits will enable us to better support our customers and partners with our world-class services as well as with additional and faster proprietary innovation.

Q:	Aside from becoming a private company again, will the acquisition have any additional impacts on our businesses?

A:	During and after the transaction, Solera’s primary focus will continue to be our customers and partners around the globe. We will continue to deliver to them our world-class services and solutions, as well as new platforms that enable them to serve their customers in the digital age.

Q:	Will this acquisition impact my job?

A:	As a team, we will all remain committed to our mission, as well as to providing our world-class services and solutions to our customers and partners who will remain our company’s primary focus.

Q:	What can I say to our customers and partners about this transaction?

A:	We expect our managing directors, corporate executives and global account managers to handle customer and partner communications regarding this transaction in accordance with the information contained in this FAQ. If you are unclear about what you can say or how to respond to inquiries, please email or call Dan Kim at +1-818-618-2921 or dan.kim@solera.com.

Q:	What do I do if the media or press contacts me?

A:	You should direct all media or press inquiries to the following public spokespersons:

-	Investor relations: Jonathan Doros, (817) 961-2097, jonathan.doros@solera.com

-	Press & Media, Angela Vargo, (817) 961-4772, angela.vargo@solera.com

Important Additional Information will be Filed with the SEC

In connection with the proposed merger, Solera intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a preliminary proxy statement on Schedule 14A. Following the filing of the definitive proxy statement with the SEC, Solera will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting of stockholders relating to the proposed merger. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT SOLERA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The proxy statement and other relevant materials (when available), and any and all documents filed by Solera with the SEC, may also be obtained for free at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by Solera via Solera’s Investor Relations section of its website at www.solera.com or by contacting Solera’s Investor Relations Department at (817) 961-2097.

This document does not constitute a solicitation of a proxy, an offer to purchase or a solicitation of an offer to sell any securities. Solera and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Solera’s directors and executive officers is contained in Solera’s proxy statement dated October 6, 2014, previously filed with the SEC. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in Solera’s 2014 proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement to be filed by Solera in connection with the merger.